Free Writing Prospectus pursuant to Rule 433 dated September 25, 2026

Registration Statement No. 333-284538

Autocallable S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER-Linked Notes due

OVERVIEW

The notes do not bear interest.  The notes will mature on the stated maturity date unless they are automatically called on any call observation date commencing in March 2027. Your notes will be automatically called on a call observation date if the closing level of the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER on such date is greater than or equal to the initial underlier level, resulting in a payment on the corresponding call payment date equal to (i) the face amount of your notes plus (ii) the product of $1,000 times the applicable call premium amount.

The underlier attempts to provide exposure to the S&P 500® Futures Excess Return Index with a rules-based overlay that adjusts exposure to the S&P 500® Futures Excess Return Index on a daily basis. The objective of these rules, taken collectively, is to create an underlier that provides for volatility-adjusted exposure to the S&P 500® Futures Excess Return Index, coupled with further adjustments based on calendar-based signals and price patterns, subject to a maximum exposure of 450% and a maximum daily change in leverage of 100%. In addition, the underlier is subject to a daily decrement of 6.0% per annum. The S&P 500® Futures Excess Return Index tracks the performance of E-mini S&P 500 futures contracts, not the S&P 500® Index. Generally, the return on an investment in a futures contract is correlated with, but not the same as, the return on buying and holding the securities underlying such contract. The underlier is subject to risks associated with the use of significant leverage. Investors should be aware that the use of leverage will magnify and accelerate any negative performance of the underlier. The underlier is also subject to a cap on the maximum daily change in leverage of 100%, which may result in the underlier leveraging up more slowly in the event of a market rally, and/or deleveraging more slowly in the event of a market sell-off, compared to an identical underlier that does not cap the amount of daily leverage change. In addition, a per annum deduction that is a fixed 6.0% of the underlier level, also known as a decrement, is deducted daily, even when the underlier is not fully invested. The deduction of the decrement has the effect of offsetting positive returns, and worsening negative returns, on the performance of the underlier, and the inclusion of the decrement means the underlier will trail the performance of an identical underlier without such a decrement feature. In addition, the underlier may be significantly uninvested in the S&P 500® Futures Excess Return Index on any given day, and, in that case, will realize only a portion of any gains in the appreciation of the S&P 500® Futures Excess Return Index or the E-mini S&P 500 futures contracts on that day and any uninvested portion will earn no return. The underlier attempts to provide exposure to the S&P 500® Futures Excess Return Index. The S&P 500® Futures Excess Return Index tracks futures contracts on the S&P 500® Index and is likely to underperform the total return performance of the S&P 500® Index because of an implicit financing cost. The description above is only a summary. For a more detailed description of the underlier and its risks, please see “Index Summary” on page PS-3 of the accompanying preliminary pricing supplement and “Additional Risk Factors Specific to Your Notes” on page PS-14 of the accompanying preliminary pricing supplement.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the index as measured from the trade date to and including the determination date.

If the final underlier level on the determination date is greater than or equal to the initial underlier level, the return on your notes will be positive and you will receive the maximum settlement amount of $2,200 for each $1,000 face amount of your notes. If the final underlier level declines by up to 50% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 50% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes.

The return on your notes is capped. If the notes are automatically called, the maximum payment you would receive for each $1,000 face amount of your notes is equal to (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount. If your notes are not automatically called, the maximum payment you would receive on the stated maturity date for each $1,000 face amount of your notes is $2,200.

You should read the accompanying preliminary pricing supplement dated September 25, 2026, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc., as well as the risks associated with the underlier, including the use of leverage and a decrement.

KEY TERMS
CUSIP/ISIN:	40058LY38 / US40058LY387
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER (current Bloomberg symbol: “SPAR35V6 Index”)
Trade date:	expected to be September 30, 2026
Settlement date:	expected to be October 7, 2026
Determination date:	expected to be September 30, 2031
Stated maturity date:	expected to be October 7, 2031

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Hypothetical Payment on a Call Payment Date

If your notes are automatically called on the first call observation date (i.e., on the first call observation date the closing level of the underlier is greater than or equal to the initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of the underlier on the first call observation date were determined to be 140% of the initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the corresponding call payment date would be 112% of the face amount of your notes or $1,120 for each $1,000 of the face amount of your notes.

Hypothetical Payment At Maturity
The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
300.000%	220.000%
250.000%	220.000%
200.000%	220.000%
150.000%	220.000%
100.000%	220.000%
99.999%	100.000%
75.000%	100.000%
50.000%	100.000%
49.999%	49.999%
40.000%	40.000%
25.000%	25.000%
0.000%	0.000%
Payment amount at maturity (for each $1,000 face amount of your notes):

•     if the underlier return is positive or zero (the final underlier level is greater than or equal to the initial underlier level), the maximum settlement amount of $2,200;

•     if the underlier return is negative but not below -50% (the final underlier level is less than the initial underlier level, but not by more than 50%), $1,000; or

•     if the underlier return is negative and is below -50% (the final underlier level is less than the initial underlier level by more than 50%), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000

Company’s redemption right (automatic call feature):	if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the applicable call premium amount specified under “Call observation dates” below
Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Initial underlier level:	the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Trigger buffer level:	50% of the initial underlier level
Call premium amount:	with respect to any call payment date, the applicable call premium amount specified in the table set forth under “Call observation dates” below
Maturity date premium amount:	120%
Maximum settlement amount:	$2,200

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

expected to be the dates specified as such in the table below
	Call Observation Dates	Call Payment Dates	Call Premium Amount
Call observation dates:	March 30, 2027	April 6, 2027	12%
	June 30, 2027	July 8, 2027	18%
	September 30, 2027	October 7, 2027	24%
	December 30, 2027	January 6, 2028	30%
	March 30, 2028	April 6, 2028	36%
	June 30, 2028	July 10, 2028	42%
	October 2, 2028	October 10, 2028	48%
	January 2, 2029	January 9, 2029	54%
	April 2, 2029	April 9, 2029	60%
	July 2, 2029	July 10, 2029	66%
	October 1, 2029	October 9, 2029	72%
	December 31, 2029	January 8, 2030	78%
	April 1, 2030	April 8, 2030	84%
	July 1, 2030	July 9, 2030	90%
	September 30, 2030	October 7, 2030	96%
	December 30, 2030	January 7, 2031	102%
	March 31, 2031	April 7, 2031	108%
	June 30, 2031	July 8, 2031	114%
Call payment dates:	expected to be the dates specified as such in the table set forth under “Call observation dates” above
Estimated value range:	$885 to $915 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, general terms supplement no. 17,745, September 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum, S&P 500® Futures Adaptive Response Indices Supplement No. 2 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, general terms supplement no. 17,745, September 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum, S&P 500® Futures Adaptive Response Indices Supplement No. 2 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, general terms supplement no. 17,745, September 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum, S&P 500® Futures Adaptive Response Indices Supplement No. 2 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following

•	Preliminary pricing supplement dated September 25, 2026

•	S&P 500® Futures Adaptive Response Indices Supplement No. 2 dated July 27, 2026

•	September 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplement Addendum dated September 21, 2026

•	General terms supplement no. 17,745 dated January 20, 2026

•	Prospectus supplement dated February 14, 2025

•	Prospectus dated February 14, 2025

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, accompanying general terms supplement no. 17,745, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Indices” in the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 17,745, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

▪	The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

▪	You May Lose Your Entire Investment in the Notes

▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

▪	The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

▪	Your Notes Are Subject to Automatic Redemption

▪	Your Notes Do Not Bear Interest

▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

▪	If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	You Have No Rights in Any Futures Contract Tracked By the S&P 500® Futures Excess Return Index

▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Additional Risks Related to the Underlier

▪	Notes Linked to the Underlier Are Not Suitable For All Investors and Should Be Purchased Only By Investors Who Understand Leverage Risk; the Underlier May Have Leveraged Exposure to the Underlying Futures Index in Falling Stock Markets

▪	The Underlier Is Subject to Risks Associated With Leveraged Exposure and There Is a Greater Risk You

Will Receive Less Than the Face Amount of Your Notes Relative to Notes Linked to the Underlying Futures Index, Assuming All Other Terms Remain the Same

▪	The Underlier is Subject to Risks Associated With a Cap on the Daily Change in Leverage

▪	There Is No Assurance that Calculating Realized Volatility as the Average of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility

▪	There Is No Guarantee that the Underlier Will Achieve the Volatility Target

▪	The Underlier is Subject to Risks Associated with the Use of Signals

▪	The Underlier is Subject to Risks Associated with Turn-of-the-Month Signals

▪	The Underlier is Subject to Risks Associated with the Mean Reversion Signal

▪	The Underlier is Subject to Risks Associated with the Federal Open Market Committee Schedule Signal

▪	The Underlier May Be Significantly Uninvested

▪	The Level of the Underlier Reflects a Per Annum Daily Decrement

▪	The Amount of the Decrement Applied to the Underlier May Outweigh Any Intended Benefits of the Decrement Feature

▪	The Underlier May Realize Significant Losses if It Is Not Consistently Successful in Increasing Exposure to the Underlying Futures Index in Advance of Increases in the Underlying Futures Index and Reducing Exposure to the Underlying Futures Index in Advance of Declines in the Underlying Futures Index

▪	The Underlier May Not Be Successful or Outperform Any Alternative Strategy that Might Be Employed in Respect of the Underlying Futures Index

▪	An Affiliate of GS Finance Corp. Coordinated with the Underlier Sponsor in the Development of the Underlier

▪	The Underlier Has a Limited Operating History

▪	If the Closing Level of the Underlier Becomes Zero or Negative, the Closing Level of the Underlier Will Remain Zero, Which Would Adversely Impact the Amount Payable on Your Notes and You Will Lose Your Entire Investment in the Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪	Under Certain Circumstances, Your Notes May Have a Higher Risk of Automatic Redemption Than Notes Linked to the Underlying Futures Index

Risks Related to the Underlying Futures Index, Reference Index and Underlying Asset

▪	The Underlying Futures Index Is Expected to Underperform the Total Return Performance of the S&P 500® Index Because of an Implicit Financing Cost

▪	The Policies of the Underlier Sponsor and Changes that Affect the Underlying Futures Index or the Securities Comprising the Reference Index Could Affect the Payment Amount on Your Notes and Their Market Value

▪	Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Reference Index, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Issuers of Securities Comprising the Reference Index or Own the Underlying Asset, There Is No Affiliation Between Us and the Issuers of Securities Comprising the Reference Index

▪	Linking to an Equity Futures Contract Is Different from Linking to the Underlier or the Underlying Futures Index

▪	Negative Roll Yields Will Adversely Affect the Level of the Underlier Over Time and Therefore the Amount Payable on the Notes

▪	Futures Contracts Are Not Assets with Intrinsic Value

▪	You Have No Rights in Any Futures Contract Tracked By the Underlying Futures Index

▪	Owning the Notes Is Not the Same as Directly Owning the Underlier Stocks or Futures Contract Directly or Indirectly Tracked by the Underlying Futures Index

▪	Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Notes

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain

▪	Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 17,745:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable

▪	Past Performance is No Guide to Future Performance

▪	Your Notes May Not Have an Active Trading Market

▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You

▪	Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes

▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

▪	You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪	Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities

▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note

▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note

▪	Information About an Index or Indices May Not Be Indicative of Future Performance

▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

For details about the license agreement between the underlier sponsor and the issuer, see “Background on the S&P 500® Futures Excess Return Index” on page S-19 of the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.